EXHIBIT 99.1

Loncor Resources Inc.

PRESS RELEASE

LONCOR APPOINTS MAURICE COLSON TO BOARD OF
DIRECTORS AND RETAINS IR CONSULTANT

Toronto, Canada – April 6, 2011- Loncor Resources Inc. (the "Company" or "Loncor") (TSX-V: "LN")is pleased to announce the appointment of Mr. Maurice Colson to the Company's board of directors as a non-executive director.

Mr. Colson has worked in the investment industry for more than 35 years and was for many years managing director for a major Canadian investment dealer in the United Kingdom.  He is actively involved in providing strategic counsel and assistance with financing to emerging private and public companies in Canada and to Canadian companies operating in China, Africa, and South America. He sits on the board of directors of several TSX and TSX Venture listed companies and is the former President and CEO of Lithium One Resources.  Mr. Colson holds a Masters of Business Administration degree from McGill University in Montreal.  In connection with him joining the Loncor board, the Company has granted to Mr. Colson, pursuant to the terms of the Company's stock option plan, 50,000 stock options, each such stock option entitling the holder to purchase one common share of the Company at a price of Cdn$2.69 for a period of 5 years.

The Company is also pleased to announce that it has retained the investor relations consulting services of Naomi Nemeth to enhance the Company’s profile and create greater awareness of the Company’s plans and objectives among the global investment communities, with an emphasis on the North American markets.  The Company has granted to Ms. Nemeth, pursuant to the terms of the Company's stock option plan, 50,000 stock options, each such stock option entitling the holder to purchase one common share of the Company at a price of Cdn$2.69 for a period of 3 years.

Ms. Nemeth is a seasoned investor relations professional with more than 25 years’ experience, the past eight of which have been focused on the mining industry with companies such as Desert Sun Mining (acquired by Yamana Gold), Wolfden Resources (acquired by Zinifex), African Copper, Homeland Energy and Continental Gold.  Ms. Nemeth began her career as a geologist working in the Yukon, Northwest Territories and Ontario and has an undergraduate degree in geology and biology from Brock University and a Master’s degree in journalism from the University of Western Ontario.

Loncor is a gold exploration company with two projects in the Democratic Republic of the Congo: the Ngayu and North Kivu projects.  For further information, please visit our website at www.loncor.com or contact: Peter N. Cowley, President and Chief Executive Officer, Telephone: + 44 (0) 790 454 0856; or Arnold T. Kondrat, Executive Vice President, or Tomas Sipos, Vice President, Corporate Development, Telephone: (416) 366-2221 or 1 (800) 714-7938.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.